File No. 70-9543



                                 UNITED STATES OF AMERICA
                            SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549


Application of Northeast Utilities )    CERTIFICATE PURSUANT TO RULE 24
and Northeast Generation Services  )    UNDER THE PUBLIC UTILTY HOLDING
Company on Form U-1                )    COMPANY ACT OF 1935

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the use of proceeds of financing transaction for investment in Exempt Wholesale Generators. (HCAR No. 35-27148, March 7, 2000, File No. 70-9543) ("Order").

     For the quarter ended December 31, 2000, the following information is reported pursuant to the Order.

1) A computation in accordance with rule 53(a) (as modified by the Commission's order in this proceeding) of NU's aggregate investment in EWGs.

   As of December 31, 2000, NU's aggregate investment in EWGs was approximately $469.5 million, or 76% of its average Consolidated Retained Earnings of approximately $620.9 million.

2) Consolidated capitalization ratios of NU as of the end of that quarter, with consolidated debt to include all short-term debt and non-recourse debt of the EWG:

   NU Consolidated Capitalization

                                            As of December 31, 2000
                                            -----------------------
                                            (thousands
                                            of dollars)        %
                                            -----------      ----
   Common shareholders' equity               $2,233,412      36.2%
   Preferred stock                              276,968       4.5
   Long-term and short-term debt              3,653,843      59.3
                                             ----------     ------
                                             $6,164,223     100.0%
                                             ==========     =====


3) Analysis of the growth in consolidated retained earnings which segregates total earnings growth of Northeast Generation Company (NGC) from that attributable to other subsidiaries of NU.

   Retained Earnings statement as of December 31, 2000

                                                                  NU
                                                   NGC        CONSOLIDATED
                                                   ---        ------------
                                                  (Thousands of  Dollars)

   Beginning balance as of September 30, 2000    $15,155        $691,164
   Additions:
      Net income/(loss)                            8,105        (166,093)
   Deductions:
      Dividends declared-common shares              -            (14,367)
   Miscellaneous                                    -                 (2)
                                                 -------        --------
   Ending balance as of December 31, 2000        $23,260        $510,702
                                                 =======        ========

4) A statement of revenues and net income for the EWG for the twelve months ending as of the end of that quarter.

                                                     NGC
   Twelve months ended December 31, 2000*            ---

                                            (Thousands of Dollars)

   Revenues                                        $108,473

   Net Income                                      $ 26,416

  *NGC commenced operations in March of 2000.





                                     SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.



                                       /s/ John J. Roman
                                       ---------------------------------
                                           John J. Roman
                                           Vice President and Controller
                                           Northeast Utilities
                                           P.O. Box 270
                                           Hartford, CT 06141-0270
                                           February 27, 2001